Securities and Exchange Commission


                             Washington, D.C. 20549


                                    Form 11-K



   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1995


                                       OR


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN


  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             100 CENTURY PARK DRIVE
                                MONROE, LA 71203

                          Independent Auditors' Report

The Board of Directors
Century Telephone Enterprises, Inc.:

We have audited the accompanying statements of assets available for benefits with fund information of Century Telephone Enterprises, Inc. Dollars and Sense Plan as of December 31, 1995 and 1994, and the related statement of changes in assets available for benefits with fund information for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Century Telephone Enterprises, Inc. Dollars and Sense Plan as of December 31, 1995 and 1994, and the changes in assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

/s/  KPMG PEAT MARWICK LLP

Shreveport, Louisiana
June 6, 1996

                       CENTURY TELEPHONE ENTERPRISES, INC.

                             DOLLARS AND SENSE PLAN
        Statements of Assets Available for Benefits With Fund Information
                                December 31, 1995



                                          Century       Asset      Growth                  Money                   Bond
                                          Common     Allocation     Stock   S & P 500     Market        Loan       Index
                                        Stock Fund      Fund        Fund   Stock Fund      Fund         Fund       Fund    Sub-total
- ------------------------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
   Investments, at fair value          $ 23,456,425   6,256,726  6,078,920  4,968,690   3,145,384   3,313,894  1,156,298  48,376,337
   Cash                                     370,702           -          -          -           -           -          -     370,702
   Contributions receivable - employer      339,590           -          -          -           -           -          -     339,590
   Contributions receivable - employee            -           -      2,882      2,882           -           -      3,842       9,606
- ------------------------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
  FOR BENEFITS                         $ 24,166,717   6,256,726  6,081,802  4,971,572   3,145,384   3,313,894  1,160,140  49,096,235
====================================================================================================================================



                                                       Lifepath   Lifepath   Lifepath    Lifepath    Lifepath     Sweep     Combined
                                         Sub-total    2000 Fund  2010 Fund  2020 Fund   2030 Fund   2040 Fund    Account      Funds
- ------------------------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
   Investments, at fair value          $ 48,376,337      98,524    324,042    221,052      29,168      76,688          -  49,125,811
   Cash                                     370,702           -          -          -           -           -          -     370,702
   Contributions receivable - employer      339,590           -          -          -           -           -          -     339,590
   Contributions receivable - employee        9,606           -          -          -           -           -          -       9,606
- ------------------------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
  FOR BENEFITS                         $ 49,096,235      98,524    324,042    221,052      29,168      76,688          -  49,845,709
====================================================================================================================================

See accompanying notes to financial statements.


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
        Statements of Assets Available for Benefits With Fund Information
                                December 31, 1994




                                          Century       Asset      Growth                 Money                   Bond
                                          Common     Allocation    Stock    S & P 500     Market        Loan     Index
                                        Stock Fund      Fund        Fund    Stock Fund     Fund         Fund      Fund     Sub-total
- ------------------------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
   Investments, at fair value          $ 20,003,759   4,582,797  3,630,195  3,237,778   2,558,322   2,774,156   884,911   37,671,918
   Cash                                     203,405           -          -          -           -           -         -      203,405
   Contributions receivable - employer      371,630           -          -          -           -           -         -      371,630
   Contributions receivable - employee        1,147         250        330        132         282           -        24        2,165
- ------------------------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
  FOR BENEFITS                         $ 20,579,941   4,583,047  3,630,525  3,237,910   2,558,604   2,774,156   884,935   38,249,118
====================================================================================================================================



                                                       Lifepath   Lifepath   Lifepath     Lifepath   Lifepath    Sweep      Combined
                                          Sub-total   2000 Fund  2010 Fund  2020 Fund    2030 Fund  2040 Fund   Account       Funds
- ------------------------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
   Investments, at fair value          $ 37,671,918           -          -          -           -           -         -   37,671,918
   Cash                                     203,405           -          -          -           -           -         -      203,405
   Contributions receivable - employer      371,630           -          -          -           -           -         -      371,630
   Contributions receivable - employee        2,165           -          -          -           -           -         -        2,165
- ------------------------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
  FOR BENEFITS                         $ 38,249,118           -          -          -           -           -         -   38,249,118
====================================================================================================================================

See accompanying notes to financial statements.


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
   Statement of Changes in Assets Available for Benefits With Fund Information
                      For the Year Ended December 31, 1995




                                    Century       Asset       Growth                   Money                   Bond
                                    Common     Allocation     Stock     S & P 500      Market       Loan      Index
                                  Stock Fund      Fund         Fund    Stock Fund       Fund        Fund       Fund       Sub-total
- -----------------------------------------------------------------------------------------------------------------------------------

Investment income
   Net appreciation in
     fair value of investments  $  1,644,138    1,136,830     804,553   1,087,689           -           -    107,929      4,781,139
   Dividend and interest income      253,420      209,322     651,867     167,753     149,979     316,101     70,825      1,819,267
- -----------------------------------------------------------------------------------------------------------------------------------
        Total investment income    1,897,558    1,346,152   1,456,420   1,255,442     149,979     316,101    178,754      6,600,406
- -----------------------------------------------------------------------------------------------------------------------------------

Contributions
   Participants                    1,816,213      738,641     833,431     615,819     359,514           -    176,011      4,539,629
   Company                         2,106,671            -           -           -           -           -          -      2,106,671
- -----------------------------------------------------------------------------------------------------------------------------------
        Total contributions        3,922,884      738,641     833,431     615,819     359,514           -    176,011      6,646,300
- -----------------------------------------------------------------------------------------------------------------------------------

Participant withdrawals             (641,710)    (143,789)   (154,227)   (167,748)   (472,777)   (145,494)   (44,242)    (1,769,987)

Other, net                           (20,367)      (8,320)      2,735      (5,797)     35,062           -       (986)         2,327

Transfers between funds, net      (1,571,589)    (259,005)    312,918      35,946     515,002     369,131    (34,332)      (631,929)
- -----------------------------------------------------------------------------------------------------------------------------------

Net increase                       3,586,776    1,673,679   2,451,277   1,733,662     586,780     539,738    275,205     10,847,117

Assets available for benefits:

   Beginning of year              20,579,941    4,583,047   3,630,525   3,237,910   2,558,604   2,774,156    884,935     38,249,118
- -----------------------------------------------------------------------------------------------------------------------------------

   End of year                  $ 24,166,717    6,256,726   6,081,802   4,971,572   3,145,384   3,313,894   1,160,140    49,096,235
===================================================================================================================================

See accompanying notes to financial statements.



                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
           Statement of Changes in Assets Available for Benefits With
                           Fund Information, Continued
                      For the Year Ended December 31, 1995



                                                    Lifepath    Lifepath    Lifepath    Lifepath    Lifepath     Sweep     Combined
                                      Sub-total    2000 Fund   2010 Fund   2020 Fund   2030 Fund   2040 Fund    Account      Funds
- -----------------------------------------------------------------------------------------------------------------------------------

Investment income
   Net appreciation
     in fair value of investments  $  4,781,139       1,231      16,393       9,908       1,621       4,507          -    4,814,799
   Dividend and interest income       1,819,267       2,981       9,690       7,145         683       2,560          4    1,842,330
- -----------------------------------------------------------------------------------------------------------------------------------
        Total investment income       6,600,406       4,212      26,083      17,053       2,304       7,067          4    6,657,129
- -----------------------------------------------------------------------------------------------------------------------------------

Contributions
   Participants                       4,539,629       5,098      23,396      14,446      13,944      24,255          -    4,620,768
   Company                            2,106,671           -           -           -           -           -          -    2,106,671
- -----------------------------------------------------------------------------------------------------------------------------------
        Total contributions           6,646,300       5,098      23,396      14,446      13,944      24,255          -    6,727,439
- -----------------------------------------------------------------------------------------------------------------------------------

Participant withdrawals              (1,769,987)          -           -           -        (477)          -     (7,827)  (1,778,291)

Other, net                                2,327          (3)        (88)     (4,889)         (9)        (63)    (6,961)      (9,686)

Transfers between funds, net           (631,929)     89,217     274,651     194,442      13,406      45,429     14,784            -
- -----------------------------------------------------------------------------------------------------------------------------------

Net increase                         10,847,117      98,524     324,042     221,052      29,168      76,688          -   11,596,591

Assets available for benefits:

   Beginning of year                 38,249,118           -           -           -           -           -          -   38,249,118
- -----------------------------------------------------------------------------------------------------------------------------------

   End of year                     $ 49,096,235      98,524     324,042     221,052      29,168      76,688          -   49,845,709
===================================================================================================================================

See accompanying notes to financial statements.


                       CENTURY TELEPHONE ENTERPRISES, INC.

                             DOLLARS AND SENSE PLAN
                          Notes to Financial Statements
                                December 31, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

    Basis of Presentation

    The Century Telephone Enterprises, Inc. Dollars and Sense Plan (the Plan) was established on May 1, 1986. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the assets available for benefits and changes in assets available for benefits.

    The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

    The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

    Participation

    Participation in the Plan is available to each employee of Century Telephone Enterprises, Inc. and its participating subsidiaries (the Company), other than those who are classified as associate employees, temporary employees, or employees who are covered under a collective bargaining agreement.

    In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and ten percent of compensation, excluding bonuses, overtime pay and certain other non-salary compensation. The amount of compensation deferred by each participant is credited to an account (Participant Contribution Account) maintained for each participant by the Trustee. The Participant Contribution Account is self-directed.

    As of the end of each payroll period, the Company contributes to the account (Employer Contribution Account) of each participant a contribution equal to 50% (45% prior to April 1994) of each such participant's contribution during such payroll period, however, this matching contribution applies only to the first 6% of such participant's compensation contributed to the Plan. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to the Plan. Company contributions may be made in cash or Century Telephone Enterprises, Inc. Common Stock (Century Common Stock). If made in cash, such cash is applied by the Trustee to the purchase of Century Common Stock.

    An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

    The interest of a participant in his Participant Contribution Account, his Participant Rollover Account and his Employer Contribution Account is fully vested and non-forfeitable at all times.

    Reports to Participants

    All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

    Distributions

    If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan will be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his interest in the Plan will be paid to his spouse, if any.

    Withdrawals

    No withdrawals will be permitted from an Employer Contribution Account. A withdrawal may be made from a Participant Contribution Account or a Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, or the prevention of eviction or foreclosure from the Participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

    Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

    Loans to Participants

    The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the Wells Fargo Bank, N.A. (Wells Fargo) prime rate plus 3%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

    Trustee

    The Trustee of the Plan, as of December 31, 1995, was Wells Fargo. The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

    Administration

    The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The cost of plan administration is paid by the Company.

    Market Value Determination

    Investments in Century Common Stock are valued at the closing market quote on December 31, 1995 and 1994, respectively. Other investments in the funds, which consist of units of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principal amount outstanding which approximates market value.

    Reclassification

    Certain amounts previously reported for prior years have been reclassified to conform with the 1995 presentation.

(2) DESCRIPTION OF THE FUNDS

    The following is a description of each of the funds available to Plan participants as of December 31, 1995:

   (a) Century Common Stock Fund - consists of shares of Century Common Stock (47.1% and 52.3% of assets at December 31, 1995 and 1994, respectively).

   (b) Asset Allocation Fund - consists primarily of investments in common stocks, U. S. Treasury bonds and money market instruments (12.6% and 12.0% of assets at December 31, 1995 and 1994, respectively).

   (c) Growth Stock Fund - consists primarily of investments in common stocks (12.2% and 9.5% of assets at December 31, 1995 and 1994, respectively).

   (d) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index (10.0% and 8.5% of assets at December 31, 1995 and 1994, respectively).

   (e) Money Market Fund - consists primarily of short-term investments in various money market instruments (6.3% and 6.7% of assets at December 31, 1995 and 1994, respectively).

   (f) Loan Fund - represents loans to participants from the participants' investment accounts (6.6% and 7.2% of assets at December 31, 1995 and 1994, respectively).

   (g) Bond Index Fund - consists primarily of investments in government and corporate bonds (2.3% of assets at December 31, 1995 and 1994).

   (h) Lifepath 2000 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2000 (.2% of assets at December 31, 1995).

   (i) Lifepath 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 (.7% of assets at December 31, 1995).

   (j) Lifepath 2020 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 (.4% of assets at December 31, 1995).

   (k) Lifepath 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 (.1% of assets at December 31, 1995).

   (l) Lifepath 2040 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 (.2% of assets at December 31, 1995).

    A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, a participant can only change his contribution percentage on a quarterly basis.

    All amounts allocated to a participant's Employer Contribution Account are invested in Century Common Stock. Participants who have not attained age 55 have no power to transfer amounts from an Employer Contribution Account to an investment fund other than the Century Common Stock Fund. Participants who have attained age 55 may redirect the investment of the balance in their Employer Contribution Account.

(3) INCOME TAXES

    The Plan and related trust meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was obtained in March 1988 prior to required amendments to the Plan due to the Tax Reform Act of 1986 and restatement due to the change in the Trustee. The Plan is in the process of obtaining a determination letter for the restated Plan.

(4) RELATED PARTY TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by Wells Fargo. Wells Fargo is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company to Wells Fargo for trustee, investment management, record keeping and other services amounted to $153,099 for the year ended December 31, 1995.

(5) CONCENTRATION OF INVESTMENTS

    As of December 31, 1995, 47.1% of the assets available for benefits were invested in Century Common Stock. Substantially all of the remaining assets available for benefits were invested in mutual funds managed by Wells Fargo.

(6) COMPANY/PARTICIPANT DIRECTED FUNDS

    The Century Common Stock Fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company, except for contributions made on behalf of participants who are age 55 or older. Such contributions can be redirected by these participants to the funds of their choice. All other funds are participant directed.

    The Trustee does not maintain separate records for the Company directed and the participant directed portions of the Century Common Stock Fund, therefore, the Statement of Assets Available for Benefits and the Statement of Changes in Assets Available for Benefits include the combined balances and activity for the Century Common Stock Fund.

(7) SUBSEQUENT EVENTS

    Effective January 1, 1996, BZW Barclays Global Investors N.A. replaced Wells Fargo as Trustee of the Plan due to a change in control of the outstanding voting securities of certain Wells Fargo subsidiaries.

    Effective in July 1996, the percentage of compensation a participant elects to defer will apply to the participant's base pay plus certain incentive compensation received, including cash bonuses, commissions, and lump sums granted in lieu of pay increases.

                                                                      Schedule I

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN


           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1995

   Identity of issuer, borrower,          Description                            Current
      lessor or similar party           of Investment             Cost            Value
- --------------------------------------------------------------------------------------------------

Investment in Century Common Stock     1,672,079  units/
                                         738,785  shares    $ 19,921,196       23,456,425   Note 2
Loan Fund (interest rates ranged
   from 9% to 12%)                                             3,313,894        3,313,894   Note 2

Wells Fargo Money Market Account         370,702  units          370,702          370,702
Investments in Mutual Funds for
   Qualified Employee Benefit Plans
   Managed by Wells Fargo:
      Asset Allocation Fund              532,487  units        5,421,122        6,256,726   Note 2
      Growth Stock Fund                  438,595  units        5,135,804        6,078,920   Note 2
      S & P 500 Stock Fund               369,694  units        3,949,314        4,968,690   Note 2
      Money Market Fund                3,145,384  units        3,145,384        3,145,384   Note 2
      Bond Index Fund                    116,445  units        1,133,301        1,156,298
      Lifepath 2000 Fund                   9,277  units           97,618           98,524
      Lifepath 2010 Fund                  28,676  units          309,089          324,042
      Lifepath 2020 Fund                  18,845  units          212,554          221,052
      Lifepath 2030 Fund                   2,417  units           27,624           29,168
      Lifepath 2040 Fund                   6,170  units           72,974           76,688
- --------------------------------------------------------------------------------------------------
                                                            $ 43,110,576       49,496,513
==================================================================================================



Notes: (1) The above data is based on information which has been certified as accurate and complete by the trustee, Wells Fargo Bank, N.A. Wells Fargo Bank, N. A. sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises,Inc., as sponsor of the Plan, is considered a party-in-interest.

       (2) These investments are greater than 5% of assets available for benefits.

                                                                    Schedule II

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN

                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1995


                                                                                                          Current Value of
                                                          Redemption                                      Asset at Date of
                                              Purchase    or Selling     Lease     Expense       Cost of   Acquisition or       Net
         Description of Transaction             Price       Price       Rental    Incurred        Asset      Disposition       Gain
- ------------------------------------------------------------------------------------------------------------------------------------

                                              (Note 2)
Category (3) - A series of transactions in
- ------------------------------------------
  excess of 5% of beginning of year Plan
  --------------------------------------
  assets available for benefits
  -----------------------------

Investments in Century Common Stock
  (82 purchases, 157 sales)                $ 4,639,192     2,916,787         -          -       2,530,667      (Note 3)      386,120
Investments in Mutual Funds for
  Qualified Employee Benefit Plans
  Managed by Wells Fargo:
      Asset Allocation Fund
        (95 purchases, 123 sales)            1,377,029       839,930         -          -         806,127      (Note 3)       33,803
      Growth Stock Fund
        (109 purchases, 116 sales)           2,332,791       688,619         -          -         554,201      (Note 3)      134,418
      S & P 500 Stock Fund
        (95 purchases, 131 sales)            1,275,782       632,560         -          -         550,219      (Note 3)       82,341
      Money Market Fund
        (104 purchases, 92 sales)            1,721,788     1,262,450         -          -       1,262,450      (Note 3)            -




Notes:  (1)  The above data is based on information which has been certified as accurate and complete by the trustee, Wells Fargo Bank, N.A.
             Wells Fargo Bank, N.A. sponsors these funds and, accordingly,is a party-in-interest. Additionally, Century Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

        (2) The purchase price denotes cost and current value of the security on the transaction date.

        (3) Current value is substantially the same as purchase price or selling price of the security on the transaction date.

                                    SIGNATURE




   Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          Century Telephone Enterprises, Inc.
                                          Dollars and Sense Plan


   June 21, 1996                          /s/  Ray B. Finney
                                          ------------------
                                          Ray B. Finney
                                          Plan Administration Committee Member

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
                                Index to Exhibit



   Exhibit
   Number
- --------------------------------------------------------------------------
    23.1       Independent Auditors' Consent


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